Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the Commission.

Centillium Communications, Inc.

2007
Executive Bonus Program

Program Description

Centillium Communications, Inc.

Executive Bonus Program

Program Description

The Centillium Communications, Inc. Executive Bonus Program (the Program) is intended to reward certain company executives for achievement of stated business objectives.

The Program is based on a plan year (January 1 through December 31). Payment for results achieved under the Program will be made annually after the Company files its annual report with the Securities & Exchange Commission (SEC). Such filing normally occurs in March of each year.

Eligibility

To participate in the Program, an employee must be serving in a designated executive position. These positions carry titles of Vice President, General Manager, Chief Financial Officer, Chief Technical Officer or Chief Executive Officer. Final determination of whether an executive may participate in the Program rests with the Chief Executive Officer (CEO) and the Board of Directors (the Board).

In order to participate in the Program and to receive payment according to the Program, each eligible executive must sign an agreement form that describes the performance items and weightings upon which payment, if any, will be based.

Newly-hired executives will be eligible to participate in the Program based on the decision of the CEO and the Board. Executives hired or promoted into an executive position during the plan year will be eligible to receive a prorated bonus amount based on achievement of performance and time employed at Centillium.

Executives who terminate employment with Centillium during the plan year, or before payment is made, will not be eligible to receive any payment under the Program.

Bonus Target Amounts

Bonus target amounts are based on a designated percentage of each eligible executive's base salary, as determined by the CEO and the Board. Bonus payments will be prorated to account for any changes in an executive's base salary during the plan year.

Program Structures

Each executive will have their bonus amount(s) weighted as follows:

Company Revenue	40%
Company Earnings	30%
Key Corporate Initiatives	30%

Evaluation of Performance

Company Revenue will be the annual revenue reported in Centillium's annual filing with the Securities & Exchange Commission (SEC).

Company Earnings will be the annual Net Profit/Loss reported in Centillium's annual filing with the SEC.

The specific Key Corporate Initiative(s) and weighting will be determined by the CEO and the Board.

Any financial measure involved in the three performance areas noted above shall be without regard to the impact of FAS 123R.

Performance Targets

Prior to the beginning of the plan year, or as soon as practicable after the start of the plan year, the CEO and the Board will establish performance targets for each measured item. Such performance targets are listed in Attachments 1 and 2.

For the Company Revenue and Company Earnings:

   If the company's performance equals the Stretch Target Level, that performance is given a value of 100%.

If the company's performance exceeds the Stretch Target level, that performance is given a value on a linear scale based on actual achievement up to a maximum of 125% of the Stretch Target Level.

If the company's performance is at least at the Low Target Level, but does not meet the Stretch Target Level, that performance is given a value on a linear scale based on actual achievement from 50% to 100%

There is no payout for performance that does not achieve at least the Low Target level.

For the Key Corporate Initiatives:

If the performance of an initiative meets or exceeds the target level, the performance of that initiative will be given a value of 100%.

If the performance of an initiative does not meet the target level, there will be no payout for that initiative.

Payment Calculation

For the Company Revenue and Company Earnings items, the performance level relative to the target will be multiplied by the item weighting. The result of this calculation will be multiplied by the executive's bonus target amount to determine the payout for each item. The performance level will be calculated based on the description given earlier using a linear scale between various target levels.

For the Key Corporate Initiatives, performance for each specific initiative that meets or exceeds the target will be paid at 100%. The overall payout for the Key Corporate Initiatives item will be based on the results of the met targets (and multiplied by the category weighting, if there is such a category weighting). If there is no category weighting, the number of met initiatives will be divided by the total number of initiatives and the quotient will be multiplied by the item weighting.

Example: An executive has a bonus target amount of $40,000. There are four categories in the Key Corporate Initiatives item. Each category has a 25% weighting. Within each category there are two to four initiatives that are weighted equally within the category. In this example, Categories #1 and #3 are achieved. For Categories #2 and #4, two of the three initiatives in each are achieved.

Payment Calculation (Contd.)

To determine payment, multiply the performance level (100%) for each fully achieved category by that category's weighting. For categories in which some of the initiatives are achieved, divide the number of met initiatives by the total initiatives for that category and multiply the result by the category weighting. Add the result for each category and multiply the sum by the item weighting (30%). Multiply this result by the bonus target amount ($40,000).

Category #1   1.00 x .25 = .25
Category #2   .67 x .25 = .1675
Category #3   1.00 x .25 = .25
Category #4   .67 x .25 = <u>.1675</u>
                                    .835

.835 x .30 = .25 x $40,000 = $10,000

The total annual bonus amount paid to each eligible executive under the Program is determined by adding together the payout amounts for each item, calculated as described above.

Administration of the Program

The CEO is responsible for the administration and interpretation of the Program. Questions or disputes regarding the Program should be directed to the Vice President of Human Resources who will work with the CEO to resolve such questions or disputes. No changes to the Program will be permitted without the written authorization of the CEO. The Company reserves the right to change, modify or eliminate all or any part(s) of the plan at any time in its discretion.

Attachments

Attachment 1   Key Corporate Initiatives for 2007 Plan
Attachment 2   Revenue and Earning Levels for 2007 Plan

*** Confidential material redacted and filed separately with the Commission.

Attachment 1

2007 Executive Bonus Program

Key Corporate Initiatives

ADSL Product Line

- A.) Successful introduction of next ***
  - *Metric:* *** *performance standards & achieves* ***
- B.) Grow *** revenue by *** y/y
  - *Metric:* *** *revenue generated by sales to* *** *customers*

VDSL Product Line

- A.) Gain at least *** market share of ***
  - *Metric: Selection by* ***
- B.) At least *** customer in each of ***
  - *Metric:* *** *completed*

Optical Product Line

- A.) Win *** business
  - *Metric:* ***
- B.) Become *** company
  - *Metric:* ***
- *C.)* Win ***
  - *Metric:* ***

VOIP Product Line

- A.) Successful introduction of ***
  - *Metric:* *** *status*
- B.) Bring ***
  - *Metric: Successful* ***

*** Confidential material redacted and filed separately with the Commission.

Attachment 2

2007 Executive Bonus Program

Revenue and Earning Levels

Revenue Target for 2007:

Stretch Target Level: ***
Low Target Level: ***
High Target Level: ***

Earning/Loss Target for 2007:

Stretch Target Level: ***
Low Target Level: ***
High Target Level: ***